

October 29, 2010

Via Facsimile (212) 474-3700 and U.S. Mail
Bradley Feuer, Esq.
Acting General Counsel and Corporate Secretary
Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

Re: **Barnes & Noble, Inc.**
Preliminary Proxy on Schedule 14A
Filed October 12, 2010
Definitive Proxy on Schedule 14A
Filed October 28, 2010
File No. 1-12302

Dear Mr. Feuer:

We have limited our review of your filings and have the following comment.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We refer to oral comments issued by the staff on October 21, 2010 and October 27, 2010 and your response letters to such comments dated October 22, 2010 and October 28, 2010. We further note that at the time the definitive proxy statement was filed, certain staff comments remained unresolved. Specifically, we note that the staff was not persuaded and remains unpersuaded with the analysis you have provided regarding the reasons why the company believes it was impracticable to comply with the requirement specified in Rule 14a-13(a)(3)(i). Given that the broker search card inquiry was not made 20 business days in advance of the record date set for the special meeting, please advise us of how the company

intends to resolve this outstanding comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Andrew Thompson, Esq.
        Cravath, Swaine & Moore LLP